Exhibit 99.4

CONSENT OF EXPERT

Reference is made to the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) to the Registration Statement on Form F-10, dated September 26, 2022, of Cameco Corporation (the “Corporation”), and any subsequent prospectus supplements relating to the offering of common shares to which the Preliminary Prospectus Supplement relates (collectively, the “Prospectus Supplement”), filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to the United States Securities Act of 1933, as amended.

I hereby consent to reference to my name and my involvement in the approval of scientific and technical information contained in the Prospectus Supplement or incorporated by reference therein as detailed under the heading “Interests of Experts” (the “Technical Information”), and to the inclusion and incorporation by reference of information derived from the Technical Information into the Prospectus Supplement.

Sincerely,

/s/ Gregory M. Murdock
Name: Gregory M. Murdock, P. Eng.
Title: General Manager, McArthur River/Key Lake, Cameco Corporation
Date: October 12, 2022